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                                                                    Exhibit 99.1


                                                                    NEWS RELEASE
                                                           FOR IMMEDIATE RELEASE
                                                                     PAGE 1 OF 2

                   [LETTERHEAD OF CUSTOMTRACKS APPEARS HERE]

         Contact:  Beverly V. Fuortes     (972) 702-7057     fax: (972) 702-7056
                          invest@customtracks.com     www.stockprofiles.com/cust

          CUSTOMTRACKS SELLS CARDKEY SYSTEMS TO JOHNSON CONTROLS, INC.

DALLAS November 9, 1998 CustomTracks Corporation (NASDAQ: CUST) announced today that it has signed a definitive agreement to sell Cardkey Systems, a leading provider of electronic security systems, to Johnson Controls, Inc. (NYSE: JCI) in an all-cash transaction valued at approximately $41 million, with the final amount depending on the book value of Cardkey Systems' net assets. The transaction, which is scheduled to close within 30 days, with an effective date of November 30, 1998, is subject to the approval of the two companies' boards of directors and normal governmental clearances.

"Johnson Controls is a fine company and will be able to provide the marketing and support resources required for Cardkey to reach its maximum potential," said David P. Cook, chairman and chief executive officer of CustomTracks Corporation. "This sale concludes our planned exit from the electronic identification business. CustomTracks is continuing to pursue digital music content rights and, additionally, is evaluating other music-related Internet business opportunities."

Johnson Controls, Inc. is an international company and global market leader in automotive systems and facility management and control, with headquarters in Milwaukee and $12.6 billion in annual revenues. Cardkey has major operations located in the United States and the United Kingdom and employs approximately 350 people.

Steve York, senior vice president and chief financial officer of CustomTracks, commented, "We estimate that the sale of Cardkey Systems under the definitive agreement would result in a fourth-quarter net gain of approximately $21 - 23 million, after accounting for the net book

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CustomTracks Sells Cardkey
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value of the assets to be sold, the tax effects of the transaction, and the associated transaction costs. After completion of the transaction, including allowance for payment of transactional tax costs, we should have approximately $80 million in cash or equivalents."

CustomTracks Corporation (NASDAQ: CUST) plans to develop music-related Internet businesses. Prior to September 1, 1998, CustomTracks Corporation was known as Amtech Corporation (NASDAQ: AMTC). CustomTracks' headquarters is in Dallas. For further information about CustomTracks, visit the company's investor Web site at www.stockprofiles.com/cust or contact investor relations at (972) 702-7057.

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